

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Mark DyBul
Chief Executive Officer
Renovaro Biosciences Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

> **Re: Renovaro Biosciences Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Filed October 2, 2023**
> **File No. 001-38758**

Dear Mark DyBul:

We have reviewed your March 11, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-11

1. We acknowledge your response to prior comment one. Please explain to us whether your decision to deprioritize further development of RENB-HV-01 and the resulting impairment of your IPR&D intangible asset was considered when determining the fair value of your reporting unit for purposes of your goodwill impairment analysis. Please also explain whether the March 2024 termination of the license agreement covering RENB-HV-01 triggered an impairment loss in the quarter ended March 31, 2024.

Fair Value of Financial Instruments, page F-12

2. We acknowledge the information provided in your response to prior comments two and three. Please address the following:
    - Clarify what constitutes your IPR&D intangible asset. In this regard, your disclosure in Note 4 indicates that the IPR&D intangible asset consists solely of your license agreement for RENB-HV-01. However, in your response to prior comment two, you discuss valuation inputs with regard to each of the company's cell and gene therapy product candidates for the treatment or prevention of HIV "other than RENB-HV-01 product candidate."
    - Quantify for us each of the assumptions described on page 2 of your response, as well as the sensitivity of your fair value estimates to reasonably likely changes in these key assumptions.
    - Explain which assumptions were impacted by your decision to deprioritize further development of RENB-HV-01 and shift your focus to your oncology pipeline.
    - Explain whether the March 2024 termination of the license agreement covering RENB-HV-01 triggered an impairment loss in the quarter ended March 31, 2024.

Note 11- Subsequent Events
Definitive Agreement with GEDI Cube, page F-31

3. We note that you provided pro forma financial statements related to the GEDi Cube acquisition in your Proxy Statement submitted on January 3, 2024. Your pro forma presentation treats this acquisition as a business combination. Please tell us how you considered the guidance in ASC 805-10-55-5A in determining that GEDi Cube constitutes a business given that substantially all of the fair value of the gross assets acquired appear to be concentrated in a single identifiable asset or group of similar identifiable assets. In this regard, your pro forma financial statements show that indefinite life intangible assets of $275.2 million comprise the entirety of the purchase consideration transferred.

4. As a related matter, please explain to us the methods and assumptions used to value the indefinite life intangible assets that appear to represent the IPR&D AI Platform acquired by GEDi Cube from Grace Systems in August 2023. Please also describe and quantify changes in key assumptions and other factors attributing to the apparent significant increase in the valuation of this IPR&D AI Platform from when it was originally acquired from Grace Systems. In this regard, GEDi Cube's interim financial statements included in the Proxy Statement indicate that the IPR&D acquired from Grace Systems was valued at €464,335 and expensed as incurred given that the acquisition was treated as an asset acquisition.

       Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences